SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE Systems Schedules Conference Call to Discuss First Quarter 2007 Results, dated April 4, 2007.

2. Press Release:  ADT Places Multi-Million Dollar Order for NICE Perform® to Improve Customer Service, dated April 11, 2007.

3. Press Release: Swiss Air Navigation Services Provider skyguide Places 7-Digit Order for NICE Air Traffic Control Solutions, dated April 18, 2007.

4. Press Release: Teleperformance Netherlands to Benefit from NICE SmartCenter(TM)
by Moving to NICE Perform® and Adding IEX® TotalView® from NICE, dated April 30, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: May 1, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Schedules Conference Call to Discuss First Quarter 2007 Results, dated April 4, 2007.

99.2 Press Release: ADT Places Multi-Million Dollar Order for NICE Perform® to Improve Customer Service, dated April 11, 2007.

99.3 Press Release: Swiss Air Navigation Services Provider skyguide Places 7-Digit Order for NICE Air Traffic Control Solutions, dated April 18, 2007.

99.4 Press Release:  Teleperformance Netherlands to Benefit from NICE SmartCenter(TM)
by Moving to NICE Perform® and Adding IEX® TotalView® from NICE, dated April 30, 2007.

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NICE Systems Schedules Conference Call
to Discuss First Quarter 2007 Results

Ra`anana, Israel, April 04, 2007 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it plans to report its first quarter 2007 financial results on Wednesday, May 9, 2007.

Following the earnings release, NICE management will host a teleconference at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the first quarter 2007 call:

United States +1-888-281-1167 or +1-800-994-4498

International +972-3-918-0610
Israel +972-3-918-0610

This call will be webcast live on http://www.nice.com.  An online replay will also be available approximately three hours after the call.  A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States + 1-888-326-9310
International +972-3- 925-5930

Israel +972-3-925-5930

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

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Media

Galit Belkind NICE Systems   +1 877 245 7448

galit.belkind@nice.com

Investors

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

####

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ADT Places Multi-Million Dollar Order for NICE Perform®
to Improve Customer Service

NICE solution to be implemented for 4,200 agents in 14 centers

Ra`anana, Israel, April 11, 2007- - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that ADT, a unit of Tyco Fire and Security, has placed a multi-million dollar order for NICE Perform® to improve customer service, increase agent coaching effectiveness and efficiency, and gain a more holistic view of contact center performance.  NICE Perform will be implemented at ADT`s fourteen 24-hour centers, serving millions of customers.

ADT is the number one security company in America for 24/7 protection of home and family, where the critical nature of customer interactions requires uncompromising contact center efficiency, effectiveness and quality of service.  ADT selected NICE Perform as part of an overall initiative to improve customer service, which ultimately helps ensure the safety and security of its customers and their homes.

ADT will also benefit from NICE Perform`s unique Agent Coaching solution along with capabilities for cross-referencing results with inputs from agent screen analytics.  This will provide supervisors with targeted tools for improving agent performance, decreasing attrition, and providing immediate feedback on agents` skills and compliance with procedures.

"ADT`s quality team is very excited about the robust coaching and training features offered by NICE Perform," according to Jim Schwitter, National Director of Quality Assurance, ADT.  "In an industry where customer safety depends on quality service, this technology has great potential to enhance the level of service we provide."

"We are delighted that ADT, an industry giant, selected NICE Perform to improve its contact center services and efficiency," said Eran Gorev, President and CEO, NICE Systems Inc.  "This is another example of how NICE Perform is the premier choice for organizations which are looking to extract insights from their customer interactions to better understand the needs of their customers, and improve performance."

About ADT Security Services
Celebrating its 131st anniversary, ADT Security Services, Inc., a unit of Tyco Fire & Security, is the largest provider of electronic security services to nearly six million commercial, government and residential customers throughout North America. ADT's total security solutions include intrusion, fire protection, closed circuit television, access control, critical condition monitoring, electronic article surveillance, radio frequency identification (RFID) and integrated systems. ADT's Web site address is www.adt.com/.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com ..

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NICE Corporate Media Contact:

Galit Belkind NICE Systems +1 877 245 7448

Galit.belkind@nice.com

NICE Media Contact, North AmericaL:

Virginia Flood NICE Systems +1 201 964 2682

Virginia.flood@nice.com

NICE Investors Contact:

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Swiss Air Navigation Services Provider skyguide Places 7-Digit Order for NICE Air Traffic Control Solutions

Adds VoIP capabilities to current NICE environment, expands deployment to 4 sites

Ra`anana, Israel, April 18, 2007- - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received through its partner and distributor in Switzerland Mobatime Swiss AG an additional order from skyguide, which is responsible for the provision of air navigation services within Swiss airspace and in the airspace of certain adjoining regions in neighboring countries.  NICE was selected to supply advanced interaction management solutions for ground to air and ground to ground air traffic communications, as well as control room and IP phone-based interactions, ensuring compliance with regulations and enhancing air travel safety.  With high reliability and integrity for these critical communications, skyguide will be able to more efficiently capture interactions and more rapidly investigate communications among air traffic personnel.

NICE`s air traffic control (ATC) solutions will enable skyguide`s aviation administrations to comply fully with aviation requirements as mandated by ESARR (Eurocontrol Safety Regulatory Requirements), in force in all of Europe and which all Eurocontrol (the European organization for air traffic control) member states must implement.

"Air traffic control is a critical, highly complex communications operation," said Israel Livnat, President of NICE Security Group. "NICE`s ATC solution will enable skyguide to better monitor transmissions and maintain exact records as mandated by civil aviation regulators.  Our solution provides high-quality simultaneous capture and playback to significantly speed up event analysis verification and support the re-creation of events for investigation and training session simulations.  We`re pleased by skyguide`s continued confidence in NICE, as shown by this new contract."

About skyguide

skyguide is responsible for the provision of air navigation services within Swiss airspace and in the airspace of certain adjoining regions in neighboring countries.  skyguide is a non-profit, limited company under private law.  The majority of its shares are held by the Swiss Confederation.  The annual turnover of the company exceeds 353 million Swiss francs. skyguide employs some 1400 people at 14 locations in Switzerland.  More information is available at www.skyguide.ch.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner and take immediate action, to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

NICE Corporate Media Contact:

Galit Belkind NICE Systems +1 877 245 7448

Galit.belkind@nice.com

NICE Investors Contact:

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

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Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Teleperformance Netherlands to Benefit from NICE SmartCenter(TM)
by Moving to NICE Perform® and Adding IEX® TotalView® from NICE

Leading outsourcer to leverage synergy of IEX TotalView solutions with existing NICE Perform implementation to improve business performance

Ra`anana, Israel, April 30, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that Teleperformance Netherlands will benefit from NICE SmartCenter(TM) by moving to NICE Perform and by adding TotalView Workforce Management system from IEX Corporation, a NICE Systems company.

NICE SmartCenter is an innovative solution designed to enable organizations to manage their contact centers in an insightful proactive manner and take action at the righttime. NICE SmartCenter builds upon the success of NICE Perform by expanding significantly the offering and taking it to yet a higher level of added value for customers. NICE SmartCenter leverages the synergies of the combined capabilities of NICE Perform, IEX TotalView and Performix(TM).

"Teleperformance continues to enjoy a strong relationship with NICE," said Christian Pijnenborgh, operational manager for Teleperformance Netherlands. "NICE has a holistic approach to managing contact centers and improving business performance, which is well-aligned with our contact center goals. After a thorough evaluation, we found that IEX TotalView from NICE could bring us the advanced multiskill and multisite capabilities we need to effectively manage our complex environment. By combining IEX TotalView with NICE Perform, we`ll be able to take advantage of the benefits of NICE SmartCenter."

With NICE SmartCenter, Teleperformance will be able to manage its contact center in a more insightful and proactive manner and take action at the right time.  Furthermore, leveraging the synergies NICE Perform with IEX TotalView in the Netherlands centers will enable Teleperformance to better link its customer interactions with its planning and management processes and more closely align quality management and workforce management functions.

"We appreciate the confidence Teleperformance has demonstrated in the vision of NICE SmartCenter, to supply best-in-class solutions unified through an open framework," said Zvi Baum, president of Enterprise Interaction Solutions at NICE. "Choosing NICE Perform for the Netherlands operation and combining it with IEX TotalView will enable Teleperformance to consolidate, share and reuse information between the solutions, giving them a competitive edge both today and in the future."

About Teleperformance Netherlands

Teleperformance Netherlands is part of the Teleperformance group, which ranks as the world`s joint market leader in the supply of outsourcing services for client relations and contact center management.  The group has approximately 56,500 computer work stations and nearly 70,000-strong work staff (Full-time equivalents) spread over 263 contact centers (including 91 managed directly at certain clients` businesses) based in 42 countries. It oversees programs in 60 languages and dialects on behalf of large international companies, across a variety of industrial sectors.

Teleperformance Netherlands is able to offer the service their customers expect through more than 900 dedicated agents, in 8 contact centers in Zoetermeer and Tilburg. Teleperformance Netherlands offers professional and tailor-made multi-channel customer care programs, sales and combined programs to over 400 sites. Teleperformance offers state of the art technology to its customers and is ready for the future. Teleperformance Netherland`s growth has been primarily achieved through the expansion of its outbound customer care services.  For more information, visit http://www.teleperformance.nl.  or 079-342 98 00.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies. More information is available at http://www.nice.com.

About IEX Corporation

IEX Corporation, a NICE Systems Ltd. company (NASDAQ: NICE), is a leading provider of feature-rich, scalable workforce management and performance management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. Founded in 1988, Richardson, Texas-based IEX has a strong global market presence in over 50 countries with more than 900,000 agents in over 3,000 sites. The award-winning IEX® TotalView® Workforce Management system is a NICE SmartCenter(TM) solution. NICE SmartCenter combines workforce and performance management, interaction analytics, compliance, coaching and customer feedback with a structured services methodology. NICE SmartCenter enables organizations to take action at the right time, provides insight into customer and market dynamics and encourages proactive business management. More information is available at http://www.iex.com.

Corporate Media

Galit Belkind NICE Systems +1 877 245 7448

galit.belkind@nice.com

Investors

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

Regional Media

Angela Ticknor IEX, a NICE company +1 972 301 1209

angela.ticknor@iex.com

    Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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